UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

[redacted]

04020863

March 10 2004

Andrew A. Gerber
Hunton & Williams LLP
Bank of America Plaza
Suite 3500
101 South Tryon Street
Charlotte, NC 28280

Act: 1934
Section:
Rule: 14a-8
Public Availability: 3/10/2004

Re: Bank of America Corporation
Incoming letter dated January 30, 2004

Dear Mr. Gerber:

This is in response to your letter dated January 30, 2004 concerning the shareholder proposal submitted to Bank of America by Omar Bouhadiba. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

Enclosures

cc: Omar Bouhadiba
P.O. Box 1250
Dubai
UAE

1085917

JAN 3 0 2004

HUNTON & WILLIAMS

RECEIVED

2004 JAN 30 PM 3:15

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

January 30, 2004

BY HAND DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Omar Bouhadiba

Ladies and Gentlemen:

Bank of America Corporation (the "Corporation") received three proposals via e-mail on November 17, 2003 from Omar Bouhadiba (the "Proponent") for inclusion in the proxy materials for the Corporation's 2004 Annual Meeting of Stockholders (the "2004 Annual Meeting"). By letter dated November 24, 2003, the Corporation requested that the Proponent reduced the number of proposals submitted to one. On November 29, 2003, the proponent selected one of his original proposals (the "Proposal") for inclusion in the proxy materials for the 2004 Annual Meeting. The Proposal is attached hereto as **Exhibit A**. As counsel to the Corporation, we hereby request confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits the Proposal from its proxy materials for the 2004 Annual Meeting for the reasons set forth herein.

GENERAL

The 2004 Annual Meeting is scheduled to be held on May 26, 2004. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about April 19, 2004 and to commence mailing to its stockholders on or about such date.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2004 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal mandates that "Bank of America management has no mandate going forward to pursue any merger discussions with any major institution."[1]

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2004 Annual Meeting pursuant to Rules 14a-8(i)(1), (i)(2), (i)(3) and (i)(7). The Proposal may be excluded pursuant to Rule 14a-8(i)(1) and (i)(2) because it deals with an improper subject for stockholder action under Delaware law and if implemented, it would cause the Corporation to violate Delaware law. The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is vague and indefinite, in violation of Rules 14a-9 and 14a-5. Finally, the Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the ordinary business of the Corporation.

1. The Corporation may omit the Proposal pursuant to Rules 14a-8(i)(1) and (i)(2) because the Proposal is not a proper subject for action by stockholders under Delaware law and, if implemented, it would cause the Corporation to violate Delaware law.

Rule 14a-8(i)(1) provides that shareholder proposals that are "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization" are excludable. Rule 14a-8(i)(2) permits a company to exclude from its proxy materials a "proposal that would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject."

---

[1] Although the Proposal refers to "management," it cannot be implemented without action by the Board of Directors of the Corporation.

The Corporation believes that the Proposal violates these two rules and may be omitted. Attached hereto as **Exhibit B** is the opinion of Richards, Layton & Finger, P.A. (the "RLF Opinion"), the Corporation's special Delaware counsel, to the effect that the Proposal is contrary to Delaware law. The RLF Opinion is incorporated herein by reference and supplements each of the arguments discussed below.

Based on the RLF Opinion, the Corporation believes that the Proposal is not a proper subject for stockholder action under Delaware law because the Board of Directors of the Corporation, rather than the Corporation's stockholders voting at the 2004 Annual Meeting, has the non-delegable, statutory and attendant fiduciary obligations under Delaware law to initially approve (or disapprove) any merger involving the Corporation, including a merger with a "major institution." Implementation of the Proposal would violate Delaware law because it would preclude the Board of Directors of the Corporation from taking actions which are within its management responsibilities under Delaware law and which it believes are in the best interests of the Corporation's stockholders.

A. Stockholders cannot act on a merger without antecedent board action.

Section 251 of the General Corporation Law of Delaware ("DGCL") confers the power to initially approve (or disapprove) a merger exclusively on a corporation's board of directors. Thus, a corporation's stockholders cannot act with respect to a merger under Section 251 without antecedent board action. The various subsections of Section 251 confirm this result. Subsection 251(b) provides that "the board of directors of each corporation which desires to merge or consolidate shall adopt a resolution approving an agreement of merger or consolidation and declaring its advisability." 8 Del. C. § 251(b). Subsection 251(c) then provides that "the agreement required by subsection (b) of this section shall be submitted to the stockholders of each constituent corporation at an annual or special meeting for the purpose of acting on the agreement." 8 Del. C. § 251(c) (emphasis added). Since subsection 251(c) of the DGCL also mandates that a merger agreement "shall then be filed" and become effective once adopted by the corporation's stockholders, the board action referred to in Subsection 251(b) necessarily must already have occurred. Id.

The Delaware courts and commentators also confirm that the initial power to approve (or disapprove) a merger is a function specifically assigned to directors by statute and, therefore, antecedent board action is a prerequisite to stockholder action on a merger under Section 251 of the DGCL. In Tansey v. Trade Show New Networks, Inc., C.A. No. 18796 (Del. Ch. Nov. 27, 2001), the Delaware Court of Chancery addressed the validity of a merger that had not been approved by the board of directors of the defendant corporation prior to being submitted to the corporation's stockholders for adoption. The Court noted:

> 8 Del. C. § 251 requires three different actions to occur in a specific sequence to approve and implement a merger. First, the boards of the merging corporations must approve a merger agreement. Second, the agreement so adopted shall be executed and acknowledged in accordance with § 103 of [the DGCL]. Third, the executed and acknowledged agreement must be approved by the stockholders of the merging corporations at a stockholder meeting....

Slip op. at 19 (internal citations and quotations omitted). See also Unitrin, Inc. v. Am. Gen. Corp., 651 A.2d 1361, 1142 n.16 (Del. 1995); ("[A] statutory prerequisite (8 Del. C. § 251(b)) to a merger transaction is approval by the board before any stockholder action."); 1 R. Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations & Business Organizations, § 9.12, at 9-18 (3d ed. 2002 Supp.) (hereinafter, "Balotti & Finkelstein") ("Section 251(b) now parallels the requirement in Section 242, requiring that a board deem a proposed amendment to the certificate of incorporation to be advisable before it can be submitted for a vote by stockholders.") (emphasis added).

B. The board may not delegate a function assigned to it by statute.

The Delaware courts have repeatedly held that a board may not delegate to a corporation's stockholders a function specifically assigned to directors by statute and, in particular, the power to initially approve (or disapprove) a merger. See, e.g., Krasner v. Moffett, 826 A.2d 277, 280 (Del. 2003) ("As required by statutory law, the full boards of directors of MOXY and FSC retained the authority to approve any merger agreement.") (emphasis added); Paramount Communications, Inc. v. Time, Inc., 571 A.2d 1140, 1142-43 n.2 (Del. 1989) ("In the specific context of a proposed merger of domestic corporations, a director has a duty under 8 Del. C. § 251(b), along with his fellow directors, to act in an informed and deliberate manner in determining whether to approve an agreement of merger before submitting the proposal to the stockholders. Certainly in the merger context, a director may not abdicate that duty by leaving to the shareholders alone the decision to approve or disapprove the agreement.") (emphasis added). Initial approval (or disapproval) of a merger is a function specifically conferred on the board of directors of a Delaware corporation by statute -- i.e., by Section 251 of the General Corporation Law. Accordingly, absent any provision of the certificate of incorporation to the contrary, a board of directors of a Delaware corporation may not delegate to its stockholders the unadvised decision to approve (or disapprove) a merger as required by the Proposal.

C. Delegation of a function conferred by statute is a breach of fiduciary duty.

Delaware courts have confirmed that a board's delegation to a corporation's stockholders of the unadvised decision to approve (or disapprove) a merger states a claim for breach of fiduciary duty under Delaware law. In McMullin v. Beran, 765 A.2d 910 (Del. 2000), the Delaware Supreme Court recently found that a minority stockholder stated a claim that the board of directors of ARCO Chemical Company ("Chemical") breached their statutory and attendant fiduciary duties under Section 251(b) of the DGCL by improperly delegating the negotiations of the sale of Chemical to Chemical's majority stockholder (Atlantic Richfield Company, "ARCO") and by subsequently making an uninformed decision to approve and recommend the merger. Under McMullin, the court noted that a board of directors may not "leave to the shareholders alone the decision to approve or disapprove a [merger] agreement." Id. See also Omnicare, Inc. v. NCS Healthcare, Inc., 818 A.2d 914, 937 (Del. 2003) (finding a board of directors breached its fiduciary duties "by leaving it to the stockholders alone to approve or disapprove the merger agreement" after agreeing to lock-ups that made the outcome of the stockholder vote a forgone conclusion). Thus, an impermissible delegation by a board of directors of a function reserved by statute to its discretion states a claim for breach of fiduciary duty under Delaware law.

The Division has consistently permitted the exclusion of a shareholder proposal if such proposal would cause the board of directors of a company to breach its fiduciary duties under state law. *See The Gillette Company* (March 10, 2003) and *Toys "R" Us, Inc.* (April 9, 2002). As noted above and on the RLF Opinion, the business and affairs of every corporation organized in Delaware must be managed by or under the direction of a board of directors. *See generally* Paramount Communications, Inc. v. Time, Inc., 571 A.2d 1140, 1150 (Del. 1990) ("Delaware law imposes on a board of directors the duty to manage the business and affairs of the corporation."); Smith v. Van Gorkom, 488 A.2d 858, 872 (Del. 1995) ("Under Delaware law, the business judgment rule is the offspring of the fundamental principle, codified in [Section] 141(a), that the business and affairs of a Delaware corporation are managed by or under its board of directors."); Unocal Corp. v Mesa Petroleum Co., 493 A.2d 946, 953 (Del. 1985) ("The board has a large reservoir of authority upon which to draw. Its duties and responsibilities proceed from the inherent powers conferred by 8 Del. C. § 141(a), respecting management of the corporation's 'business and affairs.'"); Pogostin v. Rice, 480 A.2d. 619, 624 (Del. 1984) ("The bedrock of the General Corporation Law of the State of Delaware is the rule that the business and affairs of a corporation are managed by and under the direction of its board.").

Under Delaware law, the board of the Corporation must be able to consider and discuss potential significant transactions, including mergers. Delaware courts have consistently protected a board's authority to manage the affairs of a corporation and have invalidated efforts by stockholders to encroach upon this authority. *See, e.g.*, Abercrombie v. Davies, 123 A.2d 893

(Del. Ch. 1956) (invalidating agreement between certain board members and stockholders that irrevocably bound directors to vote in a predetermined manner), rev'd on other grounds, 130 A.2d 338 (Del 1957). As the Chancery Court stated in Abercrombie,

> [Delaware] corporation law does not permit actions or agreements by stockholders which would take all power from the board to handle matters of substantial management policy ... So long as the corporation form is used as presently provided by our statutes this Court cannot give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters.

Abercrombie, 123 A.2d at 608, 611; *see also* Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980), rev'd on other grounds sub nom. Zapata Corp. v. Maldonado, 430 A.2d 779 (Del. 1981) ("[Plaintiff's] argument in support of its motion is based on the well settled and salutary doctrine of corporate law that the board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the stockholders, are the managers of the business affairs of the corporation.").

The Proposal would tie the directors' hands in managing the Corporation in accordance with their fiduciary duties. The Proposal removes from directors "ultimate responsibility" for managing the corporation and restricts the board's power in an area of "fundamental importance to the shareholders - negotiating a possible sale of the corporation." *See* Paramount Communications, Inc. v. QVC Network, 637 A.2d 34,51 (Del 1994) (invalidating a "no-shop" provision in the Paramount-QVC merger agreement, stating, "[t]o the extent that a contract, or a provision thereof, purports to require the board to act or not to act in such a fashion as to limit the exercise of fiduciary duties, it is invalid and unenforceable.").

Under Delaware law, in performing their statutory obligation to manage a corporation, directors owe a corporation's stockholders common law fiduciary duty of care. The duty of care requires that a board's decision be based upon all of the material information reasonably available to the board with respect to the contemplated transaction. Directors have an affirmative duty to protect the financial interests of the corporation and its stockholders and must critically assess information relevant to the pending decision. Once an indication of interest or other reasonable merger proposal is presented to the Corporation, the board must make a decision regarding the opportunity. In making such decision, the board must exercise its business judgment in deciding how best to effect the transaction. In that regard, the board must be able to consider and discuss a proposed transaction with management and the counter-party through management.

D. The Proposal is effectively a no-talk agreement and is invalid under Delaware Law.

A board's ability to enter into merger discussions is a fundamental matter of management policy that cannot be substantially limited under Delaware law. The Delaware courts have indicated that agreements that unduly restrict a board's ability to talk to the proponent of an acquisition proposal are an invalid restriction on a board's obligation to exercise its duty of care under Delaware law. In Phelps Dodge v. Cyprus Amax Minerals Co., C.A. No. 17398 (Del. Ch. Sept. 27, 1999), the Delaware Court of Chancery considered the validity of a "no-talk" clause in a merger agreement between Cyprus Amax Minerals Company ("Cyprus") and ASARCO Incorporated ("Asarco") that provided no circumstances under which the board of directors of the target corporation (Cyprus) could enter into discussions or negotiations with a competing bidder. Phelps Dodge, a prospective competitor, sought to preliminarily enjoin the merger on the basis that the Cyprus directors contracted away their duty of care by adopting the no-talk provision. While the Court ultimately denied the injunction in the absence of a finding of irreparable harm, the Court first found that Phelps Dodge had a reasonable likelihood of success on the merits of its case and stated:

> No-talk provisions ... are troubling precisely because they prevent a board from meeting its duty to make an informed judgment with respect to even considering whether to negotiate with a third party. Now, here, despite the presence of publicly exchanged information, the no-talk provision has apparently prevented either Cyprus or Asarco from engaging in nonpublic dialogue with Phelps. Now, this should not be understood to suggest that Cyprus or Asarco were legally required to or even should have negotiated, privately or otherwise, with Phelps Dodge. It is to say, rather, that they simply should not have completely foreclosed the opportunity to do so, as this is the legal equivalent of willful blindness, a blindness that may constitute a breach of a board's duty of care; that is, the duty to take care to be informed of all material information reasonably available.

Tr. at 99-100; see also Ace Ltd. v. Capital Re Corp., 747 A.2d 95, 107 (Del. Ch. 1999) (If a no-talk provision in a merger agreement precludes a board from "discussing another offer unless it receives an opinion of counsel stating that such discussions were required," it comes "close to self-disablement by the board."); Paul S. Bird & Andrew L. Bab, Anatomy of the No-Shop Provision, 3 Insights 3 (Aug. 1998) ("[I]f a no-shop provision prevents a target board from even considering the proposal, a court may inquire whether the board has breached its duty of care by reaching an important business decision -- effectively rejecting an offer -- before fully informing itself of the relevant facts."); see also Richard D. Katcher & Andrew J. Nussbaum,

Stock-for-Stock Business Combinations, 877 PLI/Corp. 131, 171 (1994) ("A board considering [strict no-shop clauses and other highly restrictive measures] must question the propriety ... of seeking to restrict as totally as possible its ability to learn of and consider third party offers...."). Thus, a board of directors has a fiduciary duty to refrain from completely foreclosing the opportunity to consider acquisition proposals.

As indicated by Phelps Dodge and its progeny, an agreement that precludes a board of directors from making an informed decision in the exercise of its fiduciary duties on whether to consider an acquisition violates Delaware law. Under Delaware law, the Board of Directors of the Corporation could not completely foreclose its ability to consider acquisitions without potentially breaching its fiduciary duties under Delaware law. The Proposal is no different from the no-talk provision found to be likely invalid in Phelps Dodge. The Proposal would completely foreclose the ability of the Board of Directors of the Corporation to "engage in any merger discussions."

As the Delaware Supreme Court recently stated, "to the extent that a contract, or a provision thereof, purports to require a board to act or not act in such a fashion as to limit the exercise of fiduciary duties, it is invalid and unenforceable." Omnicare, 818 A.2d at 936; Quickturn Design Sys v. Shapiro, 721 A.2d 1281, 1292 (Del 1998) (same); Paramount Communications Inc. v. QVC Network Inc., 637 A.2d 34, 51 (Del. 1993) (same); Ace Ltd. v. Capital Re Corp., 747 A.2d at 105 (same); accord Restatement (Second) of Contracts § 193 (1981) ("A promise by a fiduciary to violate his fiduciary duty or a promise that tends to induce such a violation is unenforceable on grounds of public policy."). Any commitment purporting to completely eliminate the ability of the Board of Directors of the Corporation to "talk to" a prospective merger partner would significantly limit the ability of the Board of Directors of the Corporation (and the ability of all future boards of directors of the Corporation) to fulfill their fiduciary duties to the Corporation and its stockholders and, therefore, is invalid under Delaware law.

E. The Proposal mandates board action and thus usurps board authority.

The Proposal mandates action that, under state law, falls within the scope of the powers of the Corporation's board of directors. The Corporation is a Delaware corporation. Section 141(a) of the DGCL states that the "business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." Authority to engage in merger discussions has not been provided to stockholders under Delaware law or the Corporation's certificate of incorporation or by-laws.

The Division has consistently permitted the exclusion of shareholder proposals mandating or directing a company's board of directors to take certain action inconsistent with the discretionary authority provided to a board of directors under state law. *See Phillips Petroleum Company*

(March 13, 2002); *Ford Motor Co.* (March 19, 2001); *American National Bankshares, Inc.* (February 26, 2001); *AMERCO* (July 21, 2000). Additionally, the note to Rule 14a-8(i)(1) provides that "[d]epending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. . . ." The Proposal was not drafted as a request of or as a recommendation to the Corporation's board of directors. Thus, the Proposal relates to matters for which only the Corporation's board of directors has the power to review, evaluate and make proper determinations.

* * * * * *

Based upon foregoing and the RLF Opinion, the Corporation believes that the Proposal would substantially limit the ability of the Board of Directors of the Corporation (or any future board of directors of the Corporation to exercise its statutory and attendant fiduciary duties under Delaware law and, therefore, the Proposal is not a proper subject for stockholder action under, and its implementation would violate, Delaware law. Accordingly, the Proposal is excludable under Rules 14a-8(i)(1) and (2).

*2. **The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(3) because it is vague and indefinite, in violation of Rule 14a-9 and Rule 14a-5.***

The Division has recognized that a proposal may be excluded under Rule 14a-8(i)(3) if it is so vague and indefinite that shareholders voting on the proposal would not be able to determine with reasonable certainty exactly what action or measures would be required in the event the proposal was adopted. *See Philadelphia Electric Co.* (July 30, 1992) and *IDACORP, Inc.* (January 9, 2001). Rule 14a-8(i)(3) allows the exclusion of a proposal if it or its supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits the making of false or misleading statements in proxy soliciting materials or the omission of any material fact necessary to make statements contained therein not false or misleading and Rule 14a-5, which requires that information in a proxy statement be "clearly presented."

The Proposal is vague and indefinite. It does not include enough clear information for the stockholder's of the Corporation to make an informed decision on the matter being presented. Furthermore, it does not include enough clear information for the Corporation to be able to implement without making assumptions regarding what the Proponent actually had in mind. First, what is intended by the phrase "<u>any merger discussions</u>" in the Proposal? Does this include only business combinations structured as mergers under state law? Would this include an acquisition of another entity for cash or the Corporation's stock (whether or not a stockholder vote is required)? Would this include an acquisition of assets of another entity? Does this cover discussions for the sale or merger of the Corporation where the Corporation is not the surviving entity? Does this cover merger discussions among the Corporation's numerous subsidiaries and third parties? If a third party approaches the Corporation with a proposal, must the Corporation ignore the proposal (assuming such action was legal) in order to comply with the Proposal? Most importantly, would stockholders *clearly understand* that if a third-party offered a substantial premium to current share value, the Corporation could not discuss the offer and the stockholders would have no opportunity to vote on or participate in the transaction.

Second, what is intended by the phrase "any major institution" in the Proposal? How does the Proponent define "major"? Is the term "major" defined in terms of size, such as assets or revenues, or in name recognition? Does the amount of consideration payable in the transaction determine if the counter-party is "major"? Does Regulation S-X determine whether the institution is "major?" Is "major" measured objectively, or subjectively relative to the Corporation. Would it include only a Fortune 500 Company? An NYSE listed company? There is absolutely no way for stockholders or the Corporation to determine what entity is or is not a "major institution."

The Division, in numerous no-action letters, has permitted the exclusion of shareholder proposals "involving vague and indefinite determinations ... that neither the shareholders voting on the proposal nor the Company would be able to determine with reasonable certainty what measures the Company would take if the proposal was approved." *See A.H. Belo Corp.* (January 29, 1998.) Such proposals were "inherently so vague and indefinite that neither the shareholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires" or "so inherently vague and indefinite that shareholders voting on the proposal would not be able to determine with reasonable certainty what actions the Company would take under the proposal" or "misleading because any action ultimately taken by the Company upon implementation of the proposal could be significantly different from the actions envisioned by shareholders voting on the proposal." *See Philadelphia Electric Company* (July 30, 1992); *NYNEX Corporation* (January 12, 1990).

The Corporation's stockholders cannot be asked to guess exactly on what they are voting, and the Corporation and the stockholders could well have significantly different interpretations of the Proposal. The Corporation believes that the Proposal is so inherently vague, ambiguous, indefinite and misleading, that the Proposal may be omitted under Rule 14a-8(i)(3), as both a violation of Rule 14a-9 and Rule 14a-5, in that it is vague and indefinite.

3. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Corporation's ordinary business operations.

Rule 14a-8(i)(7) permits the omission of a stockholder proposal that deals with a matter relating to the ordinary business of a corporation. The Division has routinely found that proposals relating, at least in part, to non-extraordinary transactions, may properly be viewed as matters of ordinary business and may be excluded under Rule 14a-8(i)(7), even if other parts of the proposal relate to extraordinary transactions. *See Archon Corporation* (March 10, 2003); *Lancer Corporation* (March 10, 2003); *SunSource Inc.* (March 31, 2000); and *The Reader's Digest Association, Inc.* (August 18, 1998).

As noted above, the Proposal is vague and indefinite. As drafted, the Proposal is so broad that it covers "**any** merger discussions with **any** major institution." (emphasis added) The Proposal would cover even the most basic preliminary merger discussions that occur quite often among public companies. These discussions are clearly non-extraordinary and are within the day to day operations of a public company. Furthermore, whether it is intended to or not, the Proposal would cover discussions with institutions that may be deemed "major" to the Proponent, but which are not material or significant under the securities laws, such as Regulation S-X. For example, assume the Corporation wants to acquire a well known entity through a merger transaction in which the entity is merged into a subsidiary of the Corporation. However, even if this transaction was not material to the Corporation, it would be prohibited by the Proposal.

Since the Proposal operates to prohibit ordinary business by prohibiting non-extraordinary transactions, the Corporation believes that the Proposal should be excluded pursuant to Rule 14a-8(i)(7).

CONCLUSION

On the basis of the foregoing, and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2004 Annual Meeting. Based on the Corporation's timetable for the 2004 Annual Meeting, a response from the Division by March 5, 2004 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 704.378.4718 or Jacqueline Jarvis Jones, Assistant General Counsel of the Corporation, at 704.386.9036.

Please acknowledge receipt of this letter by stamping and returning a copy of this letter to our courier. Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber /HMC

Andrew A. Gerber

cc: Jacqueline Jarvis Jones, Esq.
C. Stephen Bigler, Esq.

cc: Omar Bouhadiba (via e-mail and international mail)
P.O. Box 1250
Dubai
UAE
OmarBo@mashreqbank.com

EXHIBIT A

From: Omar Bouhadiba, CBG
Sent: Saturday, November 29, 2003 10:31 AM
To: 'Jones, Jacqueline J'
Subject: RE: Shareholder Proposal

Is this ok now?

Quote:

It is now a well established fact that big bank mergers are in their vast majority net destroyers of shareholder value. The markets are in no doubt that bank mergers are a losing proposition for shareholders and are prompt to punish institutions that engage in such strategy. It is a fact that the simple announcement of the Fleet Boston planned merger was enough to wipe out 10% of the value of the corporation in one day.

By engaging in merger talks, Bank of America management has displayed a lack of commitment to the share price. The active pursuit of size through acquisition is non accretive and distracts management from the main task of managing for shareholder value.

Proposal:

Bank of America management has no mandate going forward to pursue any merger discussion with any major institution.

EXHIBIT B

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
P.O. BOX 551
WILMINGTON, DELAWARE 19899
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

January 30, 2004

Bank of America Corporation
Bank of America Corporate Center
101 South Tryon Street, 18th Floor
Charlotte, NC 28255

Ladies and Gentlemen:

We have acted as special Delaware counsel to Bank of America Corporation, a Delaware corporation (the "Company"), in connection with a proposal (the "2004 Proposal") submitted by Omar Bouhadiba (the "Proponent") which the Proponent intends to present at the 2004 annual meeting of the stockholders of the Company (the "2004 Annual Meeting"). In this connection, you have requested our opinion as to certain matters of Delaware law.

For the purpose of rendering our opinion as stated herein, we have been furnished and have reviewed the following documents:

(i) the Amended and Restated Certificate of Incorporation of the Company, as amended through April 28, 1999 (as amended, the "Certificate of Incorporation");

(ii) the Bylaws of the Company, as amended through September 24, 2003 (as amended, the "Bylaws");

(iii) an email (the "November 29, 2003 Letter"), dated November 29, 2003, from the Proponent to the Company submitting the 2004 Proposal (as hereinafter defined); and

(iv) a draft of a letter (the "January 30, 2003 Letter") from the Company to the Securities and Exchange Commission detailing the Company's response to the 2004 Proposal.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document applicable to the Company other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

BACKGROUND

On November 17, 2003, the Proponent submitted via e-mail three proposals for inclusion in the Company's proxy materials for the Company's 2004 Annual Meeting. On November 24, 2003, the Company requested that the Proponent reduce the number of proposals submitted for inclusion in the Company's proxy materials for the 2004 Annual Meeting from three proposals to one proposal. On November 29, 2003, the Proponent selected one of his three proposals (the "2004 Proposal") for inclusion in the Company's proxy materials for the 2004 Annual Meeting. The 2004 Proposal provides:

> "Bank of America management has no mandate going forward to pursue any merger discussion with any major institution."

Such a mandate cannot be implemented without action by the Company's Board of Directors. Accordingly, we assume that the purpose and intent of the 2004 Proposal is to remove from the Board of Directors of the Company the discretion to consider whether to recommend to stockholders a merger of the Company with a major institution.

Among other bases, the Company is proposing to omit the 2004 Proposal from its proxy materials for the 2004 Annual Meeting under Rule 14a-8(i)(1) and Rule 14a-8(i)(2) promulgated under the Securities Exchange Act of 1934, as amended. Rule 14a-8(i)(1) provides that a corporation may exclude a stockholder proposal if the proposal would not be a proper subject for action by stockholders under the laws of the jurisdiction of the corporation's incorporation. Rule 14a-8(i)(2) permits a corporation to exclude from its proxy materials a proposal that would, if implemented, cause the corporation to violate any state, federal or foreign law to which it is subject. In this connection, you have asked us whether the 2004 Proposal is a proper subject for stockholder action under the laws of the State of Delaware and whether such laws would be violated by its implementation. For the reasons set forth below, it is our opinion that the submission of the 2004 Proposal to the Company's stockholders and the implementation thereof would substantially limit the power and responsibility of the Board of Directors of the Company (or any future board of directors of the Company) to exercise its statutory and attendant fiduciary duties under Delaware law and, therefore, the 2004 Proposal is not a proper subject for stockholder action, and, if implemented by the Company, would violate Delaware law.

DISCUSSION

The 2004 Proposal is not a proper subject for stockholder action under Delaware law because the Board of Directors of the Company, rather than the Company's stockholders voting at the 2004 Annual Meeting, has the non-delegable, statutory and attendant fiduciary obligations under Delaware law to initially approve (or disapprove) any merger involving the Company, including a merger with a "major institution." Implementation of the 2004 Proposal would violate Delaware law because it would preclude the Board of Directors of the Company from taking actions which are within its management responsibilities under Delaware law and which it believes are in the best interests of the Company's stockholders.

I. The Statutory Framework.

Sections 251 and 141(a) of the General Corporation Law of the State of Delaware (the "General Corporation Law") provide the statutory authority for a board of directors of a Delaware corporation to initiate and negotiate a merger of the corporation with another Delaware corporation. Section 251 of the General Corporation Law provides, in pertinent part:

> (a) Any 2 or more corporations existing under the laws of this State may merge into a single corporation, which may be any 1 of the constituent corporations or may consolidate into a new corporation formed by the consolidation, pursuant to an agreement of merger or consolidation, as the case may be, complying and approved in accordance with this section.
>
> (b) The board of directors of each corporation which desires to merge or consolidate shall adopt a resolution approving an agreement of merger or consolidation and declaring its advisability....
>
> (c) The agreement required by subsection (b) of this section shall be submitted to the stockholders of each constituent corporation at an annual or special meeting for the purpose of acting on the agreement.... If a majority of the outstanding stock of the corporation entitled to vote thereon shall be voted for the adoption of the agreement, that fact shall be certified on the agreement by the secretary or assistant secretary of the corporation. If the agreement shall be so adopted and certified by each constituent corporation, it shall then be filed and shall become effective, in accordance with § 103 of this title....

8 Del. C. § 251. Thus, Section 251 of the General Corporation Law provides the board of directors of a Delaware corporation with the managerial authority to initiate and negotiate the merger of the corporation with another Delaware corporation. See, e.g., Cede & Co. v. Technicolor, Inc., 634 A.2d 345, 367 (Del. 1993) ("[S]hareholders of a public corporation delegate to their board of directors responsibility for managing the business enterprise. The General Assembly has codified that delegation of authority and mandate of management generally in 8 Del. C. § 141(a) and, specifically, in the context of a merger or sale of a company, in 8 Del. C. § 251."); In re Pure Resources, Inc. S'holders Litig., 808 A.2d 421, 435 (Del. Ch.

2002) (noting that Section 251 provides the statutory authority for a "negotiated merger"); Benchmark Capital Partners IV, L.P. v. Vogue, C.A. No. 19719, slip op. at 20 (Del. Ch. July 15, 2002 revised July 17, 2002) ("Mergers, by contrast, are accomplished in accordance with 8 Del. C. § 251.").

As noted by the Delaware Supreme Court in Cede, the authority of a board of directors of a Delaware corporation to initiate the merger of the corporation with another Delaware corporation is derived not only from Section 251 but also from Section 141(a) of the General Corporation Law. See also Omnicare, Inc. v. NCS Healthcare, Inc., 818 A.2d 914, 937 (Del. 2003); Nagy v. Bistricer, 770 A.2d 43, 47 & n.62 (Del. Ch. 2000). Section 141(a) of the General Corporation Law provides, in pertinent part:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation. If any such provision is made in the certificate of incorporation, the powers and duties conferred or imposed upon the board of directors by this chapter shall be exercised or performed to such extent and by such person or persons as shall be provided in the certificate of incorporation.

8 Del. C. § 141(a). Thus, Section 141(a) of the General Corporation Law provides that unless otherwise provided in a corporation's certificate of incorporation, directors manage the business and affairs of Delaware corporations. See, e.g., Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966). The Certificate of Incorporation does not provide for the management of the Company by persons other than by directors. Thus, the Board of Directors of the Company possesses the full power and authority to manage the business and affairs of the Company under the General Corporation Law.

By virtue of Section 141(a), "[a] cardinal precept of the General Corporation Law ... is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984); see also Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980), rev'd on other grounds sub nom. Zapata Corp. v. Maldonado, 430 A.2d 779 (Del. 1981) ("[T]he board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the stockholders, are the managers of the business affairs of the corporation."). This principle that directors rather than stockholders manage the business and affairs of corporations has long been recognized in Delaware. Thus, in Abercrombie v. Davies, 123 A.2d 893, 898 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), the Court of Chancery stated that "there can be no doubt that in certain areas the directors rather than the stockholders or others are granted the power by the state to deal with questions of management policy." While the courts have found some room for delegation of managerial authority in the language of Section 141(a) itself, directors can neither delegate a function specifically conferred on directors by statute nor substantially limit their freedom with respect to matters of management policy.

II. The 2004 Proposal Is Not a Proper Subject for Stockholder Action.

Submission of the 2004 Proposal to a vote of the Company's stockholders at the 2004 Annual Meeting would divest the Board of Directors of the Company (and future boards of directors) of the authority to determine whether to approve (or disapprove) any future merger with a "major institution" and effectively place that authority solely in the hands of the Company's stockholders voting at the 2004 Annual Meeting. Under the well-established precedent discussed below, a board of directors may not delegate to the Company's stockholders the unadvised decision to approve or disapprove a merger without breaching its statutory and attendant fiduciary obligations under Delaware law. Accordingly, the 2004 Proposal is not a proper subject for stockholder action under Delaware law.

A. Stockholders Cannot Act on a Merger without Antecedent Board Action.

Section 251 of the General Corporation Law confers the power to initially approve (or disapprove) a merger exclusively on a corporation's board of directors. Thus, a corporation's stockholders cannot act with respect to a merger under Section 251 without antecedent board action. The various subsections of Section 251 confirm this result. Subsection 251(b) provides that "the board of directors of each corporation which desires to merge or consolidate shall adopt a resolution approving an agreement of merger or consolidation and declaring its advisability." 8 Del. C. § 251(b). Subsection 251(c) then provides that "the agreement required by subsection (b) of this section shall be submitted to the stockholders of each constituent corporation at an annual or special meeting for the purpose of acting on the agreement." 8 Del. C. § 251(c) (emphasis added). The sequential placement of Subsection 251(c) after Subsection 251(b) alone indicates that the action referred to in Subsection 251(c) (the adoption of an agreement of merger by a corporation's stockholders) must follow sequentially the action referred to in Subsection 251(b) (the adoption and declaration of the advisability of a merger agreement by a board of directors). 1A Norman J. Singer, Statutes & Statutory Constr., § 20.2, at 120 (6th ed. 2002 rev.) ("The general objective is to arrange the sequence of sections in chronological order of action."). The cross-reference in Subsection 251(c) to "the agreement required by subsection (b)" confirms this result. See id. Subsection 251(c) further provides that "[i]f the agreement shall be so adopted [by the corporation's stockholders] and certified by each constituent corporation, it shall then be filed and shall become effective...." 8 Del. C. § 251(c). Since subsection 251(c) of the General Corporation Law mandates that a merger agreement "shall then be filed" and become effective once adopted by the corporation's stockholders, the board action referred to in Subsection 251(b) necessarily must already have occurred. Id.

Other provisions of the General Corporation Law and, in particular, new Section 146 confirm that antecedent board action is a prerequisite to stockholder action under Section 251 of the General Corporation Law. New Section 146 of the General Corporation Law clarifies that the rule previously codified in Section 251(c) of the General Corporation Law -- that a merger agreement can be submitted to a corporation's stockholders notwithstanding a change in the board's recommendation -- applies to any matter submitted to the vote of stockholders. 74 Del. Laws. ch. 84, sec 251, at 409 (Synopsis). Subsection 146 provides:

> A corporation may agree to submit a matter to a vote of its stockholders whether or not the board of directors determines at any time subsequent to approving such matter that such matter is no longer advisable and recommends that the stockholders reject or vote against the matter.

8 Del. C. § 146. The underscored language indicates that a stockholder vote on any matter submitted to them (including a merger) occurs "subsequent to [board action] approving such matter." 8 Del. C. § 146. Thus, the text of Section 251 (as well as the text of Section 146 of the General Corporation Law) confirm that the General Corporation Law confers the power to initially approve (or disapprove) a merger exclusively on a corporation's board of directors.[1]

The Delaware courts and learned commentators also confirm that the initial power to approve (or disapprove) a merger is a function specifically assigned to directors by statute and, therefore, antecedent board action is a prerequisite to stockholder action on a merger under Section 251 of the General Corporation Law. In Tansey v. Trade Show New Networks, Inc., C.A. No. 18796 (Del. Ch. Nov. 27, 2001), the Delaware Court of Chancery addressed the validity of a merger that had not been approved by the board of directors of the defendant corporation prior to being submitted to the corporation's stockholders for adoption. The Court noted:

> 8 Del. C. § 251 requires three different actions to occur in a specific sequence to approve and implement a merger. First, the boards of the merging corporations must approve a merger agreement. Second, the agreement so adopted shall be executed and acknowledged in accordance with § 103 of [the DGCL]. Third, the executed and acknowledged agreement must be approved by the stockholders of the merging corporations at a stockholder meeting....

Slip op. at 19 (internal citations and quotations omitted). Accordingly, the Court found that the defendants "failed to take the steps explicitly required under the [relevant] merger statutes

[1] The rules of statutory construction confirm that Sections 251 and 146 must be construed together in order to give meaning to each of those sections and the General Corporation Law as an entirety. See, e.g., Grimes v. Alteon Inc., 804 A.2d 256, 259 (Del. 2002) (stating that the different provisions of the General Corporation Law will be construed together in order to discern its meaning as an entirety); Second Nat'l Bldg. & Loan v. Sussex Trust Co., 508 A.2d 902, 905 (Del. Super. 1985) (stating that "a statute should be read and construed as a whole within the context of the entire legislative scheme"); 2A Norman J. Singer, Statutes & Statutory Constr. § 46.05, at 154 (6th ed. 2002 rev.) ("A statute is passed as a whole and not in parts or sections and is animated by one general purpose and intent. Consequently, each part or section [of a statute] should be construed in connection with every other part or section so as to produce a harmonious whole.").

rendering the merger void ab initio."[2] See also Unitrin, Inc. v. Am. Gen. Corp., 651 A.2d 1361, 1142 n.16 (Del. 1995); ("[A] statutory prerequisite (8 Del. C. § 251(b)) to a merger transaction is approval by the board before any stockholder action."); Paramount Communications, Inc. v. Time, Inc., 571 A.2d at 1142 (same); David A. Drexler, et al., Delaware Corporate Law & Practice, § 35.04, at 35-7 (2002) (hereinafter, "Drexler") ("The agreement of merger is that document which is approved by resolution of the board of directors of each constituent corporation and thereafter adopted by the vote of stockholders of each constituent. The prior board approval by the board is mandatory; stockholders cannot unilaterally compel [or reject] a merger.") (emphasis added); 1 R. Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations & Business Organizations, § 9.12, at 9-18 (3d ed. 2002 Supp.) (hereinafter, "Balotti & Finkelstein") ("Section 251(b) now parallels the requirement in Section 242, requiring that a board deem a proposed amendment to the certificate of incorporation to be advisable before it can be submitted for a vote by stockholders.") (emphasis added).

Also relevant in our view to the interpretation of Section 251 of the General Corporation Law is the legislative history of that section as well as the views of learned commentators with respect thereto. These authorities confirm that the power to initially approve (or disapprove) a merger is a function specifically reserved to a board of directors' discretion by statute. Indeed, the official Comment to the 1998 amendments to Section 251 of the General Corporation Law (which added the board recommendation and force-the-vote provisions to that section)[3] provides:

> The amendment to subsection (b) of Section 251 requiring a determination by the board of directors that a merger agreement is advisable conforms the board approval requirement in that subsection to the requirement in subsection (b)(1) of Section 242 that the board of directors declare a charter amendment advisable prior to submitting it to stockholders. The amendment to subsection (c) provides that a merger agreement may require that it be submitted to the stockholders even if the board, subsequent to its initial approval thereof, determines that the agreement is no longer advisable and recommends that the stockholders reject it.

2 R. Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations & Business Organizations, at IX-40.2 (3d ed. 2002 Supp.) (emphasis added). The underscored language confirms that stockholders cannot act on a merger without antecedent board action.

---

[2] The defendants also failed to comply with other provisions of the General Corporation Law concerning mergers, including Section 262 of the General Corporation Law, governing appraisal rights.

[3] The "force-the-vote" provision is now contained in Section 146 of the General Corporation Law.

B. A Board May Not Delegate a Function Assigned to It by Statute.

The Delaware courts have repeatedly held that a board may not delegate to a corporation's stockholders a function specifically assigned to directors by statute and, in particular, the power to initially approve (or disapprove) a merger. See, e.g., Krasner v. Moffett, 826 A.2d 277, 280 (Del. 2003) ("As required by statutory law, the full boards of directors of MOXY and FSC retained the authority to approve any merger agreement.") (emphasis added); Paramount Communications, Inc. v. Time, Inc., 571 A.2d 1140, 1142-43 n.2 (Del. 1989) ("In the specific context of a proposed merger of domestic corporations, a director has a duty under 8 Del. C. § 251(b), along with his fellow directors, to act in an informed and deliberate manner in determining whether to approve an agreement of merger before submitting the proposal to the stockholders. Certainly in the merger context, a director may not abdicate that duty by leaving to the shareholders alone the decision to approve or disapprove the agreement.") (emphasis added); Smith v. Van Gorkom, 488 A.2d 858, 887-888 (Del. 1985) ("The Board could not remain committed to the ... merger and yet recommend that its stockholders vote it down; nor could it take a neutral position and delegate to the stockholders the unadvised decision as to whether to accept or reject the merger.") (emphasis added); Sealy Mattress Co. of New Jersey Inc. v. Sealy, Inc., 532 A.2d 1324, 1338 (Del. Ch. 1987) ("Before making a business decision, the directors of a corporation, in discharging their duty of care, must inform themselves of all available material information. In the case of a merger under 8 Del. C. § 251(b), that duty is a statutory as well as a common law obligation. Indeed, the Supreme Court has indicated that a merger that has not been the subject of a properly informed director judgment may not be submitted to shareholders.") (emphasis added).[4] Initial approval (or disapproval) of a merger is a function specifically conferred on the board of directors of a Delaware corporation by statute -- i.e., by Section 251 of the General Corporation Law. Accordingly, absent any provision of the certificate of incorporation to the contrary, a board of directors of a Delaware corporation may not delegate to its stockholders the unadvised decision to approve (or disapprove) a merger as required by the 2004 Proposal.

[4] Cf. Jackson v. Turnbull, C.A. No. 13042, slip op. at 10 (Del. Ch. Feb. 8, 1994), aff'd, 653 A.2d 306 (Del. 1994) (finding that a board cannot delegate its authority to set the amount of consideration to be received in a merger approved pursuant to Section 251(b) of the General Corporation Law); Field v. Carlisle Corp., 68 A.2d 817, 820 (Del. Ch. 1949) (finding that a board cannot delegate the authority under Section 152 of the General Corporation Law to fix the consideration to be received by a corporation for the issuance of its stock); Clarke Mem'l College v. Monaghan Land Co., 257 A.2d 234, 235 (Del. Ch. 1969) (finding that a board cannot delegate its statutory authority to negotiate a binding agreement for the sale of all of a corporation's assets pursuant to Section 271 of the General Corporation Law); see also Drexler, § 13.01[1], at 13-3 ("In addition, even a limited delegation of responsibility is impermissible if it is of a function specifically assigned to directors by a statutory provision."); Balotti & Finkelstein, § 4.17, at 4-33 (3d ed. 2003) ("[A] board may not delegate (other than to a Section 141(c) committee) a specific function or duty which is by statute or certificate of incorporation expressly assigned only to the board."); accord Nagy, 770 A.2d at 60-65; 2 William Meade Fletcher, Cyclopedia of the Law of Private Corporations §§ 495-99 (perm. ed. rev. vol. 1990).

C. Delegation of a Function Conferred by Statute is a Breach of Fiduciary Duty.

Indeed, as suggested by some of the foregoing citations, the Delaware courts have confirmed that a board's delegation to a corporation's stockholders of the unadvised decision to approve (or disapprove) a merger states a claim for breach of fiduciary duty under Delaware law. In McMullin v. Beran, 765 A.2d 910 (Del. 2000), the Delaware Supreme Court recently found that a minority stockholder stated a claim that the board of directors of ARCO Chemical Company ("Chemical") breached their statutory and attendant fiduciary duties under Section 251(b) of the General Corporation Law by improperly delegating the negotiations of the sale of Chemical to Chemical's majority stockholder (Atlantic Richfield Company, "ARCO") and by subsequently making an uninformed decision to approve and recommend the merger. In so finding, the Supreme Court noted:

> A board of directors has a duty under 8 Del. C. § 251(b) to act in an informed and deliberate manner in determining whether to approve an agreement of merger before submitting the proposal to the stockholders. In the absence of a majority shareholder, we have held that directors may not abdicate that duty by leaving to the shareholders alone the decision to approve or disapprove the agreement. A fortiori, when the proposal to merge with a third party is negotiated by the majority shareholder, the board cannot abdicate that duty by leaving it to the shareholders alone to approve or disprove the merger agreement because the majority shareholder's voting power makes the outcome a preordained conclusion.
>
> * * *
>
> Once having assumed the position of directors of [Chemical], a corporation that had stockholders other than [ARCO], [the directors] become fiduciaries for the minority shareholders, with a concomitant affirmative duty to protect the interests of the minority, as well as the majority, stockholders. Thus, the [Chemical] Board, in carrying out its affirmative duty to protect the interests of the minority, could not abdicate its obligation to make an informed decision on the fairness of the merger by simply deferring to the judgment of the controlling shareholder....

Id. at 924. Thus, under McMullin a board of directors may not "leave to the shareholders alone the decision to approve or disapprove a [merger] agreement." Id.; see also Omnicare, 818 A.2d at 937 (Del. 2003) (finding a board of directors breached its fiduciary duties "by leaving it to the stockholders alone to approve or disapprove the merger agreement" after agreeing to lock-ups that made the outcome of the stockholder vote a forgone conclusion); Nagy, 770 A.2d at 62 (finding a board abdicated its "non-delegable duty to approve the merger only if the merger was in the best interests of [] [the corporation] and its stockholders" after allowing its merger partner to negotiate the merger price).[5] Thus, an impermissible delegation by a board of directors of a function reserved by statute to its discretion states a claim for breach of fiduciary duty under Delaware law.

III. Implementation of the 2004 Proposal Would Violate Delaware Law.

In addition to the prohibition on delegation of matters reserved by statute to their discretion, directors cannot substantially limit (by delegation or otherwise) their ability to make a business judgment on matters of management policy. See, e.g., Chapin v. Benwood Found. Inc., 402 A.2d 1205, 1211 (Del. Ch. 1979), aff'd, Harrison v. Chapin, 415 A.2d 1068 (Del. 1980) (finding that the court could not "give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters") (citing Abercrombie v. Davies, 123 A.2d 893, 899 (Del. Ch. 1956), rev'd in part on other grounds, 130 A.2d 338 (Del. Ch. 1957)); Canal Capital Corp. v. French, C.A. No. 11764, slip op. at 4 (Del. Ch. July 2, 1992) (same); Grimes v. Donald, 673 A.2d 1207, 1214 (Del. 1996) (holding that directors may not delegate duties that "lay at the heart of the management of the corporation"); accord Rodman Ward, Jr., et al., 1 Folk on the General Corporation Law § 141.1, at GCL-IV-15 (2003-1 Supp.) (stating that "it is the responsibility and duty of directors to determine corporate goals"). Implementation of the 2004 Proposal would substantially limit the ability of the Board of Directors of the Company to exercise its statutory and fiduciary duties and, therefore, would violate Delaware law.

A. No- Talk Agreements Are Invalid.

A board's ability to enter into merger discussions is a fundamental matter of management policy that cannot be substantially limited under Delaware law. The Delaware courts have indicated that agreements that unduly restrict a board's ability to talk to the proponent of an acquisition proposal are an invalid restriction on a board's obligation to exercise its duty of care under Delaware law. In Phelps Dodge v. Cyprus Amax Minerals Co., C.A. No. 17398 (Del. Ch. Sept. 27, 1999), the Delaware Court of Chancery considered the validity of a "no-talk" clause in a merger agreement between Cyprus Amax Minerals Company ("Cyprus") and ASARCO Incorporated ("Asarco") that provided no circumstances under which the board of directors of the target corporation (Cyprus) could enter into discussions or negotiations with a competing bidder. Phelps Dodge, a prospective competitor, sought to preliminarily enjoin the merger on the basis that the Cyprus directors contracted away their duty of care by adopting the

[5] While this opinion uses mergers approved and adopted under Section 251 of the General Corporation Law as a template, the arguments set forth herein to the effect that the 2004 Proposal would divest the board of its statutory authority to initially approve (or disapprove) a merger applies equally to mergers consummated in accordance with other sections of the General Corporation Law. These provisions either provide that a stockholder vote be preceded by antecedent board action (see 8 Del. C. §§ 252, 254, 255, 256, 257, 258) or provide for no stockholder action (but rather only board action) in connection with the adoption of a merger agreement (see 8 Del. C. § 253).

no-talk provision. While the Court ultimately denied the injunction in the absence of a finding of irreparable harm, the Court first found that Phelps Dodge had a reasonable likelihood of success on the merits of its case and stated:

> No-talk provisions ... are troubling precisely because they prevent a board from meeting its duty to make an informed judgment with respect to even considering whether to negotiate with a third party. Now, here, despite the presence of publicly exchanged information, the no-talk provision has apparently prevented either Cyprus or Asarco from engaging in nonpublic dialogue with Phelps. Now, this should not be understood to suggest that Cyprus or Asarco were legally required to or even should have negotiated, privately or otherwise, with Phelps Dodge. It is to say, rather, that they simply should not have completely foreclosed the opportunity to do so, as this is the legal equivalent of willful blindness, a blindness that may constitute a breach of a board's duty of care; that is, the duty to take care to be informed of all material information reasonably available.

Tr. at 99-100; see also Ace Ltd. v. Capital Re Corp., 747 A.2d 95, 107 (Del. Ch. 1999) (If a no-talk provision in a merger agreement precludes a board from "discussing another offer unless it receives an opinion of counsel stating that such discussions were required," it comes "close to self-disablement by the board."); Paul S. Bird & Andrew L. Bab, Anatomy of the No-Shop Provision, 3 Insights 3 (Aug. 1998) ("[I]f a no-shop provision prevents a target board from even considering the proposal, a court may inquire whether the board has breached its duty of care by reaching an important business decision -- effectively rejecting an offer -- before fully informing itself of the relevant facts."); see also Richard D. Katcher & Andrew J. Nussbaum, Stock-for-Stock Business Combinations, 877 PLI/Corp. 131, 171 (1994) ("A board considering [strict no-shop clauses and other highly restrictive measures] must question the propriety ... of seeking to restrict as totally as possible its ability to learn of and consider third party offers...."). Thus, a board of directors has a fiduciary duty to refrain from completely foreclosing the opportunity to consider acquisition proposals.

B. The 2004 Proposal is an Unenforceable No-Talk Agreement.

As indicated by Phelps Dodge and its progeny, an agreement that precludes a board of directors from making an informed decision in the exercise of its fiduciary duties on whether to consider an acquisition violates Delaware law. Under Delaware law, the Board of Directors of the Company could not completely foreclose its ability to consider acquisitions without potentially breaching its fiduciary duties under Delaware law. The 2004 Proposal is no different from the no-talk provision found to be likely invalid in Phelps Dodge. The 2004 Proposal purports to completely foreclose the ability of the Board of Directors of the Company to "engage in any merger discussions."

As the Delaware Supreme Court recently stated, "to the extent that a contract, or a provision thereof, purports to require a board to act or not act in such a fashion as to limit the exercise of fiduciary duties, it is invalid and unenforceable." Omnicare, 818 A.2d at 936; Quickturn Design Sys v. Shapiro, 721 A.2d 1281, 1292 (Del 1998) (same); Paramount Communications Inc. v. QVC Network Inc., 637 A.2d 34, 51 (Del. 1993) (same); Ace Ltd. v. Capital Re Corp., 747 A.2d at 105 (same); accord Restatement (Second) of Contracts § 193 (1981) ("A promise by a fiduciary to violate his fiduciary duty or a promise that tends to induce such a violation is unenforceable on grounds of public policy."). Any commitment purporting to completely eliminate the ability of the Board of Directors of the Company to "talk to" a prospective merger partner would significantly limit the ability of the Board of Directors of the Company (and the ability of all future boards of directors of the Company) to fulfill their fiduciary duties to the Company and its stockholders and, therefore, is invalid under Delaware law.

CONCLUSION

Based upon and subject to the foregoing, and subject to the assumptions, limitations, exceptions and qualifications set forth herein, it is our opinion that the submission of the 2004 Proposal to the Company's stockholders and the implementation thereof would substantially limit the ability of the Board of Directors of the Company (or any future board of directors of the Company) to exercise its statutory and attendant fiduciary duties under Delaware law and, therefore, the 2004 Proposal is not a proper subject for stockholder action under, and its implementation would violate, Delaware law.

The foregoing opinion is limited to the laws of the State of Delaware. We have not considered and express no opinion on the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

We understand that you may furnish a copy of this letter to the Securities and Exchange Commission in connection with the matters addressed herein, and we hereby consent to your doing so. Except as stated in this paragraph, the foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein and, without our prior written consent, may not be relied upon by you for any other purpose or be furnished or quoted to, or be relied upon by, any other person or entity for any purpose.

Very truly yours,

Richards, Layton & Finger, P.A.

CSB/LRS

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 10, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated January 30, 2004

The proposal states that Bank of America management has "no mandate" going forward to pursue "merger discussions" with "any major institution."

There appears to be some basis for your view that Bank of America may exclude the proposal under rule 14a-8(i)(3) as materially vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Bank of America relies.

Sincerely,

John Mahon
Attorney-Advisor